September 1, 2009

(415) 393-8286	C 89696-00006
(415) 374-8459
VIA MESSENGER AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010

Attention:	Mr. Michael F. Johnson, Attorney, Division of Corporation Finance
Ms. Maryse Mills-Apenteng

Re:	SCM Microsystems, Inc.
Preliminary Proxy Statement on Schedule 14A, filed August 19, 2009
(File No. 000-22490)
Ladies and Gentlemen:
     On behalf of SCM Microsystems, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated August 27, 2009 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) filed with the Securities and Exchange Commission on August 19, 2009. Courtesy copies of this letter are being delivered to Mr. Michael F. Johnson and Ms. Maryse Mills-Apenteng.
     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. In addition, enclosed herewith is a redline of changed pages to the Preliminary Proxy.
     Upon the Staff’s approval of the Company’s responses to the Comment Letter and confirmation that the Staff has no further comments on the Preliminary Proxy, the Company plans to promptly file its definitive proxy statement via EDGAR.
Proposal No. Two, page 18
1.	Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose under proposal Two that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Securities and Exchange Commission
August 31, 2009

     In response to the Staff’s comment, we have amended the disclosure in Proposal No. Two of the Preliminary Proxy to clarify that the Company is not at this time party to any plan, proposal or arrangement, written or otherwise, to issue any of the newly authorized shares of common stock for any purpose, including acquisitions or financings. For the complete response to the Staff’s comment, please see the enclosed marked copy of Proposal No. Two to the Preliminary Proxy.
2.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, that would provide an above-market premium.
     In response to the Staff’s comment, we have amended the disclosure in Proposal No. Two of the Preliminary Proxy. For the complete response to the Staff’s comment, please see the enclosed marked copy of Proposal No. Two to the Preliminary Proxy.
* * * * *
     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Preliminary Proxy. Please contact me at (415) 393-8286 with any questions regarding the foregoing responses.

Very truly yours,

/s/ Michael L. Reed
Michael L. Reed

MLR/mgp

cc:	Felix Marx
Stephan Rohaly

PROPOSAL NO. TWO

APPROVAL OF AMENDMENT TO INCREASE THE AMOUNT OF COMMON STOCK AUTHORIZED UNDER THE SCM MICROSYSTEMS CERTIFICATE OF INCORPORATION

SCM’s stockholders are being asked to approve an amendment to the Company’s Fourth Amended and Restated Certificate of Incorporation (“Charter”) to increase the number of shares of Common Stock authorized for issuance. The proposed amendment was adopted, subject to stockholder approval, by the Board of Directors on July 24, 2009. Last amended in 1997, the Charter currently authorizes up to 40,000,000 shares of Common Stock for issuance, of which 25,753,385 have been issued and 14,246,615 remain available for issuance as of July 31, 2009. Of the 14,246,615 available for issuance, 1,500,000 have been reserved for issuance under SCM’s 2007 Stock Plan, 1,400,708 have been reserved for issuance under SCM’s other stock option plans and 4,900,807 have been reserved for issuance under outstanding warrants to purchase shares of SCM’s Common Stock. The proposed amendment to our Charter would increase the number of shares of Common Stock authorized for issuance by 20,000,000 shares, to an aggregate of 60,000,000 shares. The number of shares of Preferred Stock authorized for issuance under our Charter would remain unchanged, at 10,000,000 shares.

We expect to use our authorized and unissued Common Stock to permit our Board of Directors to issue shares of Common Stock to raise capital, for strategic investment purposes, as payment consideration for merger and acquisition activities, to grant long-term incentive stock options to our employees, officers and directors and for other general corporate purposes. SCM has adopted a strategy for growth that includes the evaluation and pursuit of strategic opportunities, financings, investments and merger and acquisition activities as a way to expand our business, reinforce our market position in targeted areas and fully leverage our strengths and opportunities. An example of this strategy is our recent acquisition of Hirsch Electronics Corporation, which nearly doubled our revenues, diversified our customer base and enables us to better address the global demand for security and identity solutions. While the Company is not at this time party to any plan, proposal or arrangement, written or otherwise, to issue any of the newly authorized shares of Common Stock for any purpose, including acquisitions or financings, we intend to continue to pursue opportunities and transactions that may further our strategic objectives. Accordingly, in the future the Company may enter into or develop a plan, proposal or arrangement, written or otherwise, to issue all or a portion of the newly authorized shares of Common Stock.

After evaluating the number of authorized shares of Common Stock issued and outstanding, the number reserved for issuance and the number un-reserved and available for issuance, the Board of Directors determined that the current number of authorized shares of Common Stock un-reserved and available for issuance may not be sufficient to allow the Company to pursue the opportunities and transactions that it believes are necessary to our growth and success and in the best interests of the Company and its stockholders.

Additionally, a review of the capitalization of certain peer companies selected based on their industry revealed that the percentage of common shares available for issuance compared to the total number of common shares authorized is significantly lower for the Company than it is for the average percentage for the selected peers.

			No. of	% of
	No. of	No. of	Common	Common
	Common	Common	Shares	Shares
	Shares	Shares	Reserved	Available
Company	Authorized	Outstanding	for Issuance	for Issuance
	(In millions of shares, except for percentages)

SCM Microsystems, Inc.	40	25.1	14.9	37%

Peer Group:
ActivIdentity Corporation	75	45.8	29.2	39%
Vasco Data Security International, Inc.	75	37.5	37.5	50%
Entrust	250	61.6	188.4	75%
L-1 Identity Solutions, Inc.	125	88.6	36.4	29%
Cogent, Inc.	245	89.6	155.4	63%
Magal Security Systems Ltd.	20	10.5	9.5	47%
NAPCO Security Technologies, Inc.	40	19.1	20.9	52%

Peer Group Average				51%

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The Board of Directors believes that an increase in the number of shares of Common Stock authorized for issuance is necessary to ensure that SCM has sufficient shares available for our strategic initiatives and to put it in line with the peer companies identified above. Therefore, the Board is asking the Company’s stockholders to vote in favor of this proposed amendment to our Charter to increase the number of shares of Common Stock authorized for issuance from 40,000,000 shares to 60,000,000 shares. The full text of the proposed amendment to SCM’s Charter is set forth in Annex A.

Effects of the Increase in Authorized Common Stock

While the proposed increase in the number of authorized shares of Common Stock is not intended by management or the Board of Directors of the Company to prevent or discourage any actual or threatened takeover of the Company, under certain circumstances, it could have an anti-takeover effect. Additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could resist, frustrate or make more difficult a third-party transaction that was favored by a majority of the independent stockholders and that might provide an above-market premium. For example, additional shares could be issued by the Company to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company. Similarly, the issuance of additional shares to persons allied with the Company’s management could have the effect of making it more difficult to remove the Company’s management by diluting the stock ownership or voting rights of persons seeking to effect such removal. Any such additional shares could be issued in private placements and without stockholder approval or further action by the stockholders. Accordingly, if adopted, the increase in the number of authorized shares of Common Stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company’s capital stock and the removal of management or the Board of Directors. Any such anti-takeover effect may be beneficial to management and the Board of Directors of the Company and could have an adverse impact on stockholders.

Management is not currently aware of any specific third-party effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management or the Board of Directors. Moreover, the Company currently has no plan to issue newly authorized shares of Common Stock or adopt other anti-takeover proposals intended to discourage third parties from attempting to take over the Company. Although the Board of Directors is motivated by business and financial considerations in proposing the increase in the number of authorized shares of Common Stock, and not the threat of any attempt by a third-party to gain control of the Company, stockholders nevertheless should be aware that increasing the number of authorized shares of Common Stock could facilitate management’s ability to deter or prevent changes of control in the future and any issuance of newly authorized shares of Common Stock, regardless of the intent, could have an anti-takeover effect.

Certain Existing Anti-takeover Mechanisms

Certain provisions in our Charter may have anti-takeover effects.  Our Charter authorizes undesignated preferred stock, which makes it possible for the Board of Directors, without stockholder approval or further action by the stockholders, to issue preferred stock with voting or other rights or preferences that could impede the success of an attempt to obtain control of the Company. The Charter eliminates stockholders’ ability to take action by written consent without a meeting, which makes it more difficult for stockholders to take action opposed by the Board of Directors. The Charter also permits stockholders to remove directors only for cause and only with the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Company. In addition, the Charter provides for a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our Board of Directors. Moreover, vacancies in the Board of Directors may be filled only by the vote of a majority of directors then in office, which could limit the ability of a potential acquiror from appointing representatives to the Board of Directors prior to the annual meeting of stockholders. In addition, subject to certain exceptions, the Charter requires that two-thirds of the voting power of all the then outstanding shares of capital stock or two-thirds of the members of our Board of Directors approve a merger or sale of substantially all of the Company’s assets to an entity or person that, directly or indirectly, owns ten percent or more of the Company’s capital stock.

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Certain provisions in our Bylaws may also have anti-takeover effects.  Under our Bylaws, special meetings of stockholders may be called only by our Board of Directors or by holders of shares entitled to cast not less than ten percent of the votes at the stockholders meeting. Our bylaws also contain advance notice provisions which restrict stockholders’ rights to present stockholder proposals at our stockholders’ meetings. Our stockholders do not have cumulative voting rights and directors are elected by a plurality of the votes cast.

The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

The Company is party to a Preferred Stock Rights Agreement.  We have adopted a Preferred Stock Rights Agreement, dated as of November 8, 2002, as amended December 10, 2008 (the “Rights Agreement”), which is commonly referred to as a “poison pill.” The Rights Agreement is designed to protect and maximize the value of the Company’s outstanding equity interests in the event of an unsolicited attempt to acquire the Company in a manner or on terms not approved by the Board of Directors and that prevent stockholders from realizing the full value of their shares of the Company’s Common Stock. The triggering and exercise of the rights subject to the Rights Agreement would cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by our Board of Directors, except pursuant to an offer conditioned upon redemption of the rights. Even if the rights are never triggered, the rights are believed to have the effect of discouraging persons from making or attempting to make acquisitions of significant percentages of the Company’s Common Stock without negotiating directly with our Board of Directors. While the rights are not intended to prevent a takeover of our Company, they may have the effect of rendering more difficult or discouraging an acquisition of us that was deemed to be undesirable by our Board of Directors.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required for approval of the Charter amendment described above. As a result, abstentions and broker non-votes will have the same effect as voting against the proposal. If stockholders do not approve this Charter amendment, then the current amount of Common Stock authorized for issuance under the Charter will remain unchanged.

Recommendation of the Board of Directors

The Board believes that Proposal No. 2 is in the Company’s best interests and in the best interests of its stockholders and recommends a vote FOR the amendment to increase the amount of Common Stock authorized under the Company’s Charter.

PROPOSAL NO. THREE

APPROVAL OF AMENDMENT TO INCREASE NUMBER OF SHARES RESERVED FOR
ISSUANCE UNDER THE SCM MICROSYSTEMS 2007 STOCK OPTION PLAN

General

SCM’s stockholders are being asked to approve an amendment to the Company’s 2007 Stock Option Plan (the “2007 Plan”), which was adopted, subject to stockholder approval, by the Board of Directors on July 24, 2009. The 2007 Plan was originally adopted by the Board of Directors on August 1, 2007 and approved by SCM stockholders on November 9, 2007. The proposed amendment would increase the number of shares of Common Stock reserved for issuance under the 2007 Plan by an additional 2,000,000 shares, to an aggregate of 3,500,000 shares. The 2007 Plan is the primary plan from which the Company may grant incentive stock options to its employees, officers and directors.

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